UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________________

FORM 8-K

____________________________

Current Report

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 3, 2024

____________________________

Uniti Group Inc.

(Exact name of registrant as specified in its charter)

____________________________

Maryland	001-36708	46-5230630
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2101 Riverfront Drive, Suite A Little Rock, AR, 72202
(Address of principal executive offices)

(501) 850-0820

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

____________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 Par Value	UNIT	The NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

Overview

On May 3, 2024, Uniti Group Inc., a Maryland corporation (“Uniti”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Windstream Holdings II, LLC, a Delaware limited liability company (“Windstream”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Windstream intends to undertake a series of transactions, pursuant to which, (i) prior to closing (as defined in the Merger Agreement) (the “Closing”), Windstream will undergo an internal reorganization (the “Pre-Closing Windstream Reorganization”), pursuant to which Windstream will (a) merge with and into a newly formed entity, a Delaware limited liability company identified as “New Windstream Holdings II” in the Merger Agreement (“New Windstream Holdings II”), with New Windstream Holdings II as the surviving entity of such merger, and (b) Windstream Parent, Inc., a Delaware corporation that is currently an indirect wholly owned subsidiary of Windstream (“New Uniti”), will become the ultimate parent company of New Windstream Holdings II (as successor to Windstream).

Following the Pre-Closing Windstream Reorganization, an entity formed as part of the Pre-Closing Windstream Reorganization and an indirect wholly owned subsidiary of New Uniti identified as “Merger Sub” in the Merger Agreement will merge with and into Uniti (the “Merger”), with Uniti surviving the Merger as an indirect wholly owned subsidiary of New Uniti, such that both New Windstream Holdings II (as successor to Windstream) and Uniti will be indirect wholly owned subsidiaries of New Uniti.

Prior to the Closing and subject to stockholder approval and certain other requirements, Uniti may elect to convert to a Delaware entity to address certain logistical matters in connection with the Closing.

Following the Merger, the common stock of New Uniti (“New Uniti Common Stock”) is expected to be listed on Nasdaq. New Uniti will not qualify as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes.

The initial board of New Uniti will be comprised of nine directors and is expected to include the five current Uniti directors, two directors nominated by Elliott (as defined below) pursuant to a Stockholder Agreement (as defined below) and two directors jointly selected by Uniti and Elliott. The officers of Uniti are expected to serve as the initial officers of New Uniti after the Merger.

Uniti’s and Windstream’s existing debt is expected to remain in-place following the Merger and each company will remain as a separate subsidiary of New Uniti, with its own debt obligations and no cross-guarantees.

In connection with approving the Merger, the board of directors of Uniti (the “Board”) resolved not to authorize or pay any dividends, other than a dividend of $0.15 per Uniti Common Share (as defined below) declared on May 2, 2024, and payable in June 2024, until it determines otherwise. As described below, the Merger Agreement also contains restrictions on dividends Uniti may declare or pay.

Merger Consideration

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Uniti’s common stock, par value $0.0001 per share (each, a “Uniti Common Share”), will automatically be canceled and retired and converted into the right to receive a number of shares of New Uniti Common Stock equal to the quotient (the “Exchange Ratio”) obtained by dividing (i) the aggregate number of shares of New Uniti Common Stock (excluding shares in respect of Uniti Restricted Stock Awards (as defined below)) that would be issued to holders of Uniti Common Stock and holders of performance-based restricted stock units that have been granted under Uniti’s 2015 Equity Incentive Plan, as amended and restated effective March 28, 2018 (the “Uniti Stock Plan” and such units, the “Uniti PSU Awards”) (to the extent vested as of the Effective Time) as of the Effective Time if such holders were to receive, in respect of such securities, 57.680% of all shares of New Uniti Common Stock outstanding as of immediately following the Effective Time on an as converted and fully diluted basis, after giving effect to the Closing (after giving effect to certain issuances of securities of New Uniti and excluding certain other securities to properly apportion dilution) (all shares of New Uniti Common Stock outstanding at such time being the “Pro Forma Share Total”) by (ii) the aggregate number of shares of Uniti Common Stock (excluding shares in respect of Uniti Restricted Stock Awards) issued and outstanding as of immediately prior to the Effective Time (including in respect of Uniti Common Shares subject to Uniti PSU Awards that have vested but not settled and any shares issued or issuable under any Excess Uniti Equity Awards (as defined in the Merger Agreement) (at target performance, to the extent applicable), but excluding certain other securities to properly apportion dilution) (together with any cash in lieu of fractional shares of New Uniti Common Stock, the “Uniti Merger Consideration”), without interest and subject to any withholding of taxes required by applicable law. Without giving effect to conversion of any outstanding convertible securities or warrants of New Uniti, Uniti stockholders are expected to initially own approximately 62% of the outstanding New Uniti Common Stock. The exchange of Uniti Common Stock for New Uniti Common Stock in the Merger is expected to be a taxable transaction for holders of Uniti Common Stock for U.S. federal income tax purposes.

In connection with the transactions contemplated by the Merger Agreement, Windstream’s pre-Closing equityholders will receive (i) the remaining shares of New Uniti Common Stock representing approximately 35.42% of the outstanding shares of common stock (after giving effect to the issuance of the New Uniti Warrants (as defined below)), (ii) shares of preferred stock of New Uniti having an aggregate initial liquidation preference of $575,000,000 (the “New Uniti Preferred Stock”) described in more detail below, (iii) warrants of New Uniti representing approximately 6.9% of the Pro Forma Share Total described in more detail below (the “New Uniti Warrants”) and (iv) $425,000,000 (less certain transaction expenses) in cash from Uniti (the “Closing Cash Payment”).

Treatment of Uniti Equity Awards

At the Effective Time, each Uniti PSU Award that is outstanding immediately prior to the Effective Time shall automatically and without any action on the part of the holder thereof be assumed by New Uniti and remain subject to the same terms and conditions (including any vesting, forfeiture and dividend equivalent terms) as were applicable to such Uniti PSU Award immediately prior to the Effective Time, but shall be converted into an award with respect to a number of shares of New Uniti Common Stock (rounded up or down to the nearest whole share) equal to the product of (i) (a) in the case of any then-unvested Uniti PSU Award, the target number of Uniti Common Shares subject to such Uniti PSU Award or (b) in the case of any then-vested Uniti PSU Award, the number of Uniti Common Shares subject to such Uniti PSU Award in respect of which such Uniti PSU Award has vested and (ii) the Exchange Ratio.

At the Effective Time, each award of restricted shares of Uniti Common Stock granted under the Uniti Stock Plan (and which remains subject to unsatisfied vesting conditions) (each, a “Uniti Restricted Stock Award”) that is outstanding immediately prior to the Effective Time shall automatically and without any action on the part of the holders thereof be assumed by New Uniti and remain subject to the same terms and conditions (including any vesting, forfeiture and dividend terms) as were applicable to such Uniti Restricted Stock Award immediately prior to the Effective Time, but shall be converted into an award with respect to a number of shares of New Uniti Common Stock (rounded up or down to the nearest whole share) equal to the product of (i) the number of Uniti Common Shares subject to such Uniti Restricted Stock Award and (ii) the Exchange Ratio.

Terms of New Uniti Preferred Stock

The New Uniti Preferred Stock, with respect to dividend rights and rights upon the liquidation, winding-up or dissolution of New Uniti, will rank senior to New Uniti’s junior stock (including New Uniti Common Stock), on a parity with all parity preferred stock of New Uniti and junior to all senior stock and existing and future indebtedness of New Uniti.

Holders of the New Uniti Preferred Stock will be entitled to receive cumulative dividends at the applicable dividend rate on the liquidation preference per share of the New Uniti Preferred Stock, payable quarterly in cash or compounded by adding to the liquidation preference of New Uniti Preferred Stock, at the option of New Uniti. The dividend rate will initially be 11% per year for the first six years after the initial issuance of the New Uniti Preferred Stock. The dividend rate will be increased by an additional 0.5% per year during each of the seventh and eighth year after the initial issuance of the New Uniti Preferred Stock and be further increased by an additional 1% per year during each subsequent year, subject to a cap of 16% per year. In addition, the then-applicable dividend rate will be increased by 1% per year during any period in which an event of default has occurred under any material debt of New Uniti or its subsidiaries.

New Uniti may redeem the New Uniti Preferred Stock at its option at any time at a price per share equal to (i) for the first three years after the initial issuance thereof, $1,400 minus any cash dividends paid on such New Uniti Preferred Stock and (ii) thereafter, 100% of the liquidation preference of the New Uniti Preferred Stock to be redeemed plus accrued and unpaid dividends on such New Uniti Preferred Stock.

Following the tenth anniversary of the initial issuance of the New Uniti Preferred Stock, a certain anchor holder may require New Uniti to repurchase the New Uniti Preferred Stock at a price equal to 100% of the liquidation preference of the New Uniti Preferred Stock to be repurchased plus accrued and unpaid dividends on such New Uniti Preferred Stock. The aggregate liquidation preference of the New Uniti Preferred Stock that such anchor holder may require New Uniti to repurchase is subject to a cap and such anchor holder may not exercise such right more than once in any 12-month period.

Upon a change of control of New Uniti, the holders may require New Uniti to repurchase the New Uniti Preferred Stock at a price equal to 100% of the liquidation preference of the New Uniti Preferred Stock to be repurchased plus accrued and unpaid dividends on such New Uniti Preferred Stock.

Subject to certain conditions, New Uniti may elect to settle any redemption or repurchase of the New Uniti Preferred Stock in cash or shares of New Uniti Common Stock.

Holders of New Uniti Preferred Stock are generally not entitled to vote on matters submitted to a vote of stockholders of New Uniti. Subject to certain exceptions, the consent of the holders of least a majority of the outstanding shares of the New Uniti Preferred Stock is required for the issuance of any parity stock or senior stock of New Uniti.

Terms of New Uniti Warrants

New Uniti will issue the New Uniti Warrants under a warrant agreement, to be dated the date of the initial issuance thereof, between New Uniti and a warrant agent (the “Warrant Agreement”). Subject to certain ownership limitations, each New Uniti Warrant entitles the registered holder to purchase, initially, one share of New Uniti Common Stock at $0.01 per share during the exercise period, subject to customary adjustments set forth in the Warrant Agreement. The exercise period will commence on the third anniversary of the initial issuance date of the New Uniti Warrants or, if earlier, upon any change of control of New Uniti or the redemption of the corresponding New Uniti Preferred Stock. New Uniti will settle the exercise of a New Uniti Warrant on a cashless basis by delivering a number of shares of New Uniti Common Stock with a value equal to the amount by which the market price of the New Uniti Common Stock at the time of exercise as measured under the Warrant Agreement exceeds the strike price of $0.01 per share. The New Uniti Warrants will expire on the tenth anniversary of the initial issuance date thereof. The holders of the New Uniti Warrants are entitled to participate in certain distributions made on the New Uniti Common Stock on an as-exercised basis. The New Uniti Warrants do not have any voting rights.

Financing of the Transaction

Uniti intends to fund the Closing Cash Payment with a combination of cash on hand and the proceeds from financing transactions. In connection with the transaction, Uniti has obtained a Commitment Letter (as defined below) for up to $300 million of debt to partially fund the Closing Cash Payment or for other general corporate purposes.

The information in Item 2.03 of this Current Report on Form 8-K is incorporated herein by reference.

Board Approval of the Merger Agreement

The Board unanimously adopted and approved, and declared advisable, the Merger Agreement and the actions and transactions contemplated thereby, including the Merger, and, subject to the terms and conditions of the Merger Agreement, resolved to recommend that Uniti’s stockholders approve the Merger.

Closing Conditions

The obligation of the parties to consummate the Merger is subject to the satisfaction or waiver of certain customary closing conditions, including (i) the affirmative vote of holders of a majority of the outstanding Uniti Common Shares to approve the Merger (the “Uniti Stockholder Approval”); (ii) the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) (the “HSR Act”); (iii) the receipt of approvals from the Federal Communications Commission and certain state public utility commissions (the “Other Approvals”); (iv) the effectiveness of the registration statement on Form S-4 to register the New Uniti Common Stock in the Merger; (v) the New Uniti Common Stock to be issued in the Merger and such other shares to be reserved for issuance in connection with the Merger shall have been approved for listing on Nasdaq; (vi) a pre-closing reorganization of Uniti contemplated by the Merger Agreement and certain steps of the Pre-Closing Windstream Reorganization, including the issuance of the New Uniti Preferred Stock and the New Uniti Warrants, will have been consummated; (vii) the absence of any law, injunction, order or other judgment prohibiting, rendering illegal or permanently enjoining the consummation of the Merger, in each case without the imposition of any Burdensome Condition (as defined below) (a “Restraint”); (viii) subject in most cases to exceptions that do not rise to the level of a Uniti Material Adverse Effect or a Windstream Material Adverse Effect (each as defined in the Merger Agreement), as applicable, the accuracy of representations and warranties made by Uniti and Windstream, respectively; and (ix) compliance by Uniti and Windstream in all material respects with their respective obligations. The respective obligations of Uniti and Windstream to consummate the Merger are also subject to there not having occurred since the date of the Merger Agreement a Uniti Material Adverse Effect or a Windstream Material Adverse Effect. The obligation of Windstream to consummate the Merger is also subject to Uniti having obtained a consent or amendment under that certain Credit Agreement, dated as of April 24, 2015 (as most recently amended by that certain eighth amendment, dated as of March 24, 2023) by and among Uniti, Uniti Group LP, Uniti Group Finance 2019 Inc., CSL CAPITAL, LLC, the lenders party thereto and Bank of America, N.A., as Administrative Agent and Collateral Agent, to waive or otherwise amend the covenant contained therein requiring Uniti to maintain its qualification as a REIT.

Representations and Warranties and Covenants

Uniti and Windstream have each made customary representations and warranties and covenants in the Merger Agreement, including covenants, subject to certain exceptions, to use reasonable best efforts to conduct their respective businesses in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Merger (the “Interim Period”). The Merger Agreement also contains customary covenants by Windstream to assist Uniti with obtaining its financing to fund Uniti’s payment of the Closing Cash Payment and pay Uniti’s Transaction Expenses (as defined in the Merger Agreement), subject to certain limitations. The Merger Agreement also contains customary covenants of both Uniti and Windstream, subject to certain exceptions, not to take certain actions during the Interim Period without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed), including restrictions on Uniti’s ability to make dividend payments.

Uniti and Windstream have each agreed to use its respective reasonable best efforts to cause the transactions contemplated by the Merger Agreement to be consummated as soon as practicable, including in connection with obtaining all approvals required to be obtained from any governmental authority or third party that are necessary, proper or advisable to consummate such transactions. Uniti and Windstream have also agreed to take certain actions to avoid, eliminate or resolve any impediments under the HSR Act so as to enable the parties to consummate the Merger; provided that neither party will be obligated to take any such action to the extent it would reasonably be expected to, individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of the combined company (a “Burdensome Condition”).

Non-Solicitation; Intervening Events

Subject to certain exceptions, Uniti agreed not to solicit alternative acquisition proposals, engage in discussions with any third party regarding alternative acquisition proposals or change its recommendation to its stockholders in favor of the Merger.

The Merger Agreement also provides that, notwithstanding the foregoing, if prior to receipt of the Uniti Stockholder Approval, Uniti receives a bona fide alternative acquisition proposal from a third party that did not result from a breach of Uniti’s non-solicitation obligations, and the Board determines in good faith that the alternative acquisition proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal (as defined in the Merger Agreement), Uniti may provide information to, and engage in negotiations and discussions with, such person making the alternative acquisition proposal.

Prior to obtaining the Uniti Stockholder Approval, the Board has the right, in connection with (i) the receipt of a Superior Proposal or (ii) an Intervening Event (as defined in the Merger Agreement) to change its recommendation in favor of the Merger or, in the case of a Superior Proposal, to terminate the Merger Agreement, in each case, subject to complying with notice requirements and other specified conditions (including giving Windstream the opportunity to propose changes to the Merger Agreement in response to such Superior Proposal or Intervening Event, as applicable), if the Board determines in good faith that the failure to take such action would reasonably be expected to be inconsistent with the standard of conduct applicable to members of the Board under applicable law, and provided that, in the case of a termination of the Merger Agreement, Uniti pays to Windstream the Termination Fee (as defined below).

Termination

The Merger Agreement contains certain customary termination rights for each of Uniti and Windstream, including, (i) by mutual written agreement, (ii) if the Merger has not been consummated on or before November 3, 2025, subject to certain extensions through no later than May 3, 2026, if necessary to obtain the Other Approvals (the “End Date”), (iii) any applicable Restraint permanently enjoining the consummation of the Merger has become final and nonappealable, (iv) the Uniti Stockholder Approval shall not have been obtained at a meeting of the Uniti stockholders and (v) the other party is in breach of the Merger Agreement in a manner that would result in a failure of an applicable closing condition and such breach cannot be cured or, if curable, has not been cured within 30 days after written notice to the other party of such breach.

In addition, prior to receipt of the Uniti Stockholder Approval, Uniti may also terminate the Merger Agreement to accept a Superior Proposal, subject to Windstream’s right to match such Superior Proposal and payment to Windstream of the Termination Fee (as described below). Windstream may terminate the Merger Agreement if the Board changes its recommendation to Uniti’s stockholders regarding the Merger (an “Adverse Recommendation Change”) and in certain circumstances in which Uniti fails to consummate the Closing when it is obligated to.

Termination Fees

If the Merger Agreement is terminated by Uniti or Windstream because the Uniti Stockholder Approval is not obtained at a meeting of the Uniti stockholders, Uniti will be obligated to pay Windstream its reasonable and documented out-of-pocket third-party expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby, not to exceed $25,000,000 (the “Expense Amount”). Notwithstanding the foregoing, Uniti will not owe any Expense Amount if at the time of the termination of the Merger Agreement, the Uniti Stockholders Meeting has been held and certain Windstream investors who also hold Uniti Common Stock failed to vote (or cause to be voted), in person or by proxy, all shares of Uniti Common Stock that any such entity was entitled to vote or consent thereon in favor of the Merger, and all such shares not so voted would have been sufficient to have obtained the Uniti Stockholder Approval.

Uniti will also be obligated to pay Windstream a termination fee of $55,000,000 (less any Expense Amount previously paid) (the “Termination Fee”) if the Merger Agreement is terminated (i) by Uniti to accept a Superior Proposal, (ii) by Windstream following an Adverse Recommendation Change, or (iii) in certain circumstances by either Uniti or Windstream upon failure to obtain Uniti Stockholder Approval if (a) at the time of such termination, an alternative acquisition proposal has been publicly announced and not publicly withdrawn prior to such termination and (b) within 12 months after such termination, an alternative acquisition proposal is consummated or Uniti enters into an agreement with respect to an alternative acquisition proposal that is subsequently consummated.

If the Merger Agreement is terminated by Windstream due to (i) Uniti’s failure to obtain financing sufficient to pay the Closing Cash Payment and Uniti’s other transaction expenses or (ii) Uniti’s uncured breach of certain related representations and covenants that would result in the failure of conditions to closing to be satisfied and, in each case, in circumstances where the Termination Fee is not due, then Uniti will be obligated to pay Windstream $75,000,000 (the “Financing Termination Fee”).

Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, Elliott and certain of the Investors (as defined below), holding approximately 4.26% of the voting power represented by the issued and outstanding Uniti Common Shares, and Uniti entered into a voting agreement (the “Voting Agreement”) pursuant to which, among other things, Elliott and such Investors agreed to (i) vote all of their Uniti Common Shares in favor of the approval of the Merger and certain other matters in connection with the transactions contemplated thereby and (ii) not transfer their Uniti Common Shares, with certain limited exceptions. The Voting Agreement will terminate upon the earlier of the termination of the Merger Agreement and certain other specified events, including an Adverse Recommendation Change.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Unitholder Agreements

Concurrently with the execution and delivery of the Merger Agreement, Uniti entered into unitholder agreements (the “Unitholder Agreements”) with each of (i) Elliott and certain of the Investors and (ii) certain other Windstream investors (the entities described in clauses (i) and (ii), collectively, the “Unitholders”), pursuant to which the Unitholders agreed, among other things, to take certain actions in connection with the Merger, not to solicit certain employees of Uniti, Windstream or their respective affiliates until 12 months after the Closing and, during the Interim Period, not to make disparaging statements about Uniti, Windstream or their respective affiliates, in each case subject to certain exceptions. Elliott Investment Management, L.P. (“EIM”) further agreed to, until the earlier of the Closing and the termination of the Merger Agreement, continue to be bound by certain customary “standstill” provisions contained in a confidentiality agreement it previously entered into with Uniti and Windstream.

The foregoing description of the Unitholder Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Unitholder Agreements, which are attached hereto as Exhibits 10.2 and 10.3 and incorporated herein by reference.

Stockholder Agreements

The Merger Agreement contemplates that substantially concurrently with the consummation of the Closing, (i) EIM, Elliott Associates, L.P. (“Associates”), Elliott International, L.P. (“International” and, together with EIM and Associates, “Elliott”) and certain investment vehicles affiliated with Elliott (the “Investors”, and, together with Elliott, the “Elliott Stockholders”) and (ii) certain other Windstream investors (the “Other Stockholders”), will each enter into stockholder agreements with New Uniti (the “Stockholder Agreements”). Under the Stockholder Agreements, (i) Elliott will have the right, subject to certain requirements, to select a number of director designees equal to (a) two (or, in the event the number of directors on the board of directors of New Uniti (the “New Uniti Board”) is greater than nine, a number that would result in the number of designees representing 20% of the directors then comprising the New Uniti Board), for so long as Elliott and its controlled affiliates collectively beneficially own at least 50% of the shares of New Uniti Common Stock that they hold as of the date of the Stockholder Agreements (inclusive of shares of New Uniti Common Stock issued or issuable in connection with the exercise of New Uniti Warrants and shares of New Uniti Common Stock issued in connection with the redemption, repurchase or conversion of any shares of preferred stock of New Uniti) and (b) one (or, in the event the number of directors on the New Uniti Board is greater than nine, a number that would result in the number of designees representing 10% of the directors then comprising the New Uniti Board), for so long as Elliott and its controlled Affiliates collectively beneficially own at least 25% but less than 50% of such shares of New Uniti Common Stock and (ii) the Other Stockholders will have the right to select a non-voting observer to attend and participate in meetings of the New Uniti Board, subject to certain of the Other Stockholders’ affiliates holding at least 5% of the issued and outstanding common stock of New Uniti on a fully-diluted basis (including treating warrants on an as-exercised basis) at Closing and continuing to hold a certain amount of New Uniti equity.

In addition, the Elliott Stockholders and Other Stockholders will each agree to enter into customary standstill and confidentiality arrangements. The standstill will terminate on the later of (i) one year after the date of the Stockholder Agreement and (ii) 30 days following the date that (a) in the case of the Elliott Stockholders, Elliott has neither one of its designees serving on the New Uniti Board nor a right to select a director designee and (b) in the case of the Other Stockholders, the Other Stockholders are no longer entitled to select a board observer. The Elliott Stockholders and Other Stockholders will also agree to customary lock-ups, pursuant to which the Elliott Stockholders and Other Stockholders will, subject to certain exceptions, not transfer any equity securities of New Uniti for six months after the date of the Closing.

The foregoing description of the Stockholder Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form Stockholder Agreements, which are attached hereto as Exhibit 10.4 and 10.5, respectively, and are incorporated herein by reference.

Registration Rights Agreement

In connection with closing of the Merger Agreement transactions, New Uniti will enter into a registration rights agreement with the Elliott Stockholders and Other Stockholders (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Elliott Stockholders and Other Stockholders will receive customary piggyback and demand rights, with demands limited to two per entity and an additional four per holder as shelf takedowns, subject to increases in connection with certain redemptions or repurchases of the New Uniti Preferred Stock settled in shares of New Uniti Common Stock. The Registration Rights Agreement will include customary cooperation and indemnification provisions.

Important Statement Regarding Merger Agreement, Voting Agreement, Unitholder Agreements and Commitment Letter

The foregoing description of the Merger Agreement, Voting Agreement and Unitholder Agreements and the below description of the Commitment Letter do not purport to be complete and are qualified in its entirety by reference to the full text of the Merger Agreement, the Voting Agreement, the Unitholder Agreements and the Commitment Letter (collectively, the “Signing Date Agreements”), which are attached hereto as Exhibits 2.1, 10.1, 10.2 and 10.3, respectively, all of which are incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Signing Date Agreements have been made only for the purposes of, and were and are solely for the benefit of the parties to, such agreements, as applicable, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Signing Date Agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, the representations and warranties in the Signing Date Agreements (i) will not survive consummation of the Merger, and (ii) were made only as of the date of thereof or such other date as is specified therein. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Signing Date Agreements, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Signing Date Agreements are included with this filing only to provide investors with information regarding the terms of the Signing Date Agreements, and not to provide investors with any factual information regarding Uniti or Windstream, their respective affiliates or their respective businesses. The Signing Date Agreements should not be read alone, but should instead be read in conjunction with the other information regarding Uniti, Windstream, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a proxy statement of Uniti and also constitute a prospectus of New Uniti, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings that Uniti files with the Securities and Exchange Commission (the “SEC”).

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

Concurrently with the entry into the Merger Agreement, Uniti entered into a debt commitment letter (the “Commitment Letter”), pursuant to which Citigroup Global Markets Inc. and certain of its Affiliates and Barclays Bank PLC (the “Lead Arrangers”) have committed to provide to Uniti up to $300,000,000 under a secured bridge facility. The obligations of the Lead Arrangers to provide debt financing under the Commitment Letter are subject to certain customary conditions, including (i) the Merger Agreement being in full force and effect, without any modifications, amendments, express waivers or express consents by Uniti without the consent of the Lead Arrangers and (ii) there not having been any Windstream Material Adverse Effect (as defined in the Merger Agreement). Uniti expects to draw upon the bridge facility prior to its expiration if it has not yet obtained alternative financing, including through a capital markets offering. The receipt of financing by Uniti is not a condition to Uniti’s obligations to complete the Merger. Uniti may fund the Closing Cash Payment through any alternative manner, including equity or debt issuances, subject to certain limitations described in the Merger Agreement. If Uniti fails to obtain financing and is unable to make the Closing Cash Payment at the Closing, in certain circumstances it may be required to pay to Windstream the Financing Termination Fee (as described above).

Item 7.01	Regulation FD Disclosure.

On May 3, 2024, Uniti and Windstream issued a joint press release announcing the entry into the Merger Agreement. In connection with the announcement of the Merger, Uniti posted the joint press release and a related investor presentation to its website. The press release and investor presentation are attached to this Current Report on Form 8-K as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “1933 Act”), or the 1934 Act.

No Offer or Solicitation

This communication and the information contained in it are provided for information purposes only and are not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Uniti, Windstream or New Uniti or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Additional Information and Where to Find It

Uniti and Windstream plan to file relevant materials with the SEC in connection with the contemplated transaction (the “Transaction”), including a registration statement on Form S-4 with the SEC that contains a proxy statement/prospectus and other documents. Uniti will mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the Transaction.

THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITI, WINDSTREAM, NEW UNITI, THE TRANSACTION AND RELATED MATTERS. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TRANSACTION. The proxy statement/prospectus, any amendments or supplements thereto and all other documents filed with the SEC in connection with the Transaction will be available when filed free of charge on the SEC’s website (at www.sec.gov). Copies of documents filed with the SEC by Uniti will be made available free of charge on Uniti's investor relations website (at https://investor.uniti.com/financial-information/sec-filings).

Participants in the Solicitation

Uniti, Windstream and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Uniti’s stockholders in connection with the Transaction. Information about Uniti’s directors and executive officers is set forth in the sections titled “Proposal No. 1 Election of Directors” and “Security Ownership of Certain Beneficial Owners and Management” included in Uniti’s proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 11, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1620280/000110465924046100/0001104659-24-046100-index.htm), the section titled “Directors, Executive Officers and Corporate Governance” included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 29, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1620280/000162828024008054/unit-20231231.htm), and subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Uniti stockholders in connection with the Transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions. However, the absence of these words or similar terms does not mean that a statement is not forward-looking. All forward-looking statements are based on information and estimates available to Uniti and Windstream at the time of this communication and are not guarantees of future performance.

Examples of forward-looking statements in this communication (made at the date of this communication unless otherwise indicated) include, among others, statements regarding our merger with Windstream and the future performance of New Uniti (together with Windstream and Uniti, the “Merged Group”), the perceived and potential synergies and other benefits of the Transaction, and expectations around the financial impact of the Transaction on the Merged Group’s financials. In addition, this communication contains statements concerning the intentions, beliefs and expectations, plans, strategies and objectives of the directors and management of Uniti and Windstream for Uniti and Windstream, respectively, and the Merged Group, the anticipated timing for and outcome and effects of the Transaction (including expected benefits to shareholders of Uniti), expectations for the ongoing development and growth potential of the Merged Group and the future operation of Uniti, Windstream and the Merged Group.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the Transaction; the ability of the parties to complete the Transaction considering the various closing conditions; the expected benefits of the Transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of New Uniti following completion of the Transaction; and anticipated growth strategies and anticipated trends in Uniti’s, Windstream’s and, following the expected completion of the Transaction, New Uniti’s business.

In addition, other factors related to the Transaction that contribute to the uncertain nature of the forward-looking statements and that could cause actual results and financial condition to differ materially from those expressed or implied include, but are not limited to: the satisfaction of the conditions precedent to the consummation of the Transaction, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the Transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Transaction within the expected time period (if at all); potential difficulties in Uniti’s and Windstream’s ability to retain employees as a result of the announcement and pendency of the Transaction; risks relating to the value of New Uniti’s securities to be issued in the Transaction; disruptions of Uniti’s and Windstream’s current plans, operations and relationships with customers caused by the announcement and pendency of the Transaction; legal proceedings that may be instituted against Uniti or Windstream following announcement of the Transaction; funding requirements; regulatory restrictions (including changes in regulatory restrictions or regulatory policy) and risks associated with general economic conditions.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements are detailed in the filings with the SEC, including Uniti’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

There can be no assurance that the Transaction will be implemented or that plans of the respective directors and management of Uniti and Windstream for the Merged Group will proceed as currently expected or will ultimately be successful. Investors are strongly cautioned not to place undue reliance on forward-looking statements, including in respect of the financial or operating outlook for Uniti, Windstream or the Merged Group (including the realization of any expected synergies).

Except as required by applicable law, Uniti does not assume any obligation to, and expressly disclaims any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Uniti, Windstream or the Merged Group, or the subject matter of this communication), create an implication that there has been no change in the affairs of Uniti or Windstream since the date of this communication.

Item 9.01	Financial Statements and Exhibits

(d)        Exhibits

Exhibit No.
2.1*	Agreement and Plan of Merger, dated as of May 3, 2024, by and between Uniti Group Inc. and Windstream Holdings II, LLC.
10.1	Voting Agreement, dated as of May 3, 2024, between Uniti Group Inc., Elliott Investment Management L.P., Elliott Associates, L.P., Elliott International, L.P. and DEVONIAN II ICAV.
10.2	Unitholder Agreement, dated as of May 3. 2024, by and between Uniti Group Inc., Elliott Investment Management L.P., Elliott Associates, L.P., Elliott International, L.P., Nexus Aggregator L.P. and, solely for purposes of Section 2(b), Windstream Holdings II, LLC.

10.3	Unitholder Agreement, dated as of May 3. 2024, by and between Uniti Group Inc. and certain Windstream investors.
10.4	Form Stockholder Agreement, to be entered into by and among New Uniti, Elliott Investment Management L.P., Elliott Associates, L.P., Elliott International, L.P., Nexus Aggregator L.P. and DEVONIAN II ICAV.
10.5	Form Stockholder Agreement, to be entered into by and among New Uniti and certain Windstream investors.
99.1	Joint Press Release of Uniti and Windstream, dated May 3, 2024
99.2	Investor Presentation, dated May 3, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Schedules and similar attachments have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or similar attachment will be furnished to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 3, 2024	UNITI GROUP INC.

	By:	/s/ Daniel Heard
Name: Daniel Heard
Title: EVP, General Counsel & Secretary